PW

SEC Mail Processing RECEIVED MAR 24 2011 WASH, D.C. 211

[redacted]

11019223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navpoint, LLC \ DBA Blue Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Park Avenue South, 5th Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Stein 646-452-2986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSiena CPAs, LLP
(Name – *if individual, state last, first, middle name*)

450 Seventh Avenue, Suite 801 (Address) New York (City), NY (State) 10123 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navpoint, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public 3-14-11

ARLENE KIRKLAND
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01KI6206858
MY COMMISSION EXPIRES JUNE 1, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss).~~ Operations
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVPOINT, LLC

f.k.a. Blue Trading, LLC
FINRA CRD #: 104393
S.E.C. #: 8-52858

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

NAVPOINT, LLC
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION WITH INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED DECEMBER 31, 2010

CONTENTS

AUDITED FINANCIAL STATEMENTS:

DiSiena
CPAs

INDEPENDENT AUDITORS' REPORT

The Members of
NavPoint, LLC

We have audited the accompanying statements of financial condition of NavPoint, LLC as of December 31, 2010 and 2009 and the related statement of operations, changes in members' equity, cash flow for the year then ended. These financial statements are the responsibility of NavPoint, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NavPoint, LLC at December 31, 2010 and 2009, and the results of its operations and cash flow for the year ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSiena CPAs, LLP

DiSiena CPAs, LLP
New York, New York
February 11, 2011

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801
New York, NY 10123
Tel. 212-736-4900
Fax 212-736-4999
www.disienacpas.com

CONFIDENTIAL

NAVPOINT, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2010	2009
ASSETS		
Current Assets		
Checking/Savings		
JP Morgan Chase	$14,028	$49,847
Total Checking/Savings	14,028	49,847
Other Current Assets		
Accounts Receivable	279,193	452,161
Other Receivables	37,263	55,470
Prepaid Expenses	110,711	-
Retainer Deposit	25,000	-
Clearing Deposits	877,091	616,466
Total Other Current Assets	1,329,258	1,124,097
Total Current Assets	1,343,286	1,173,944
Fixed Assets (net)	24,096	21,659
Other Assets		
Leasehold Improvements	14,226	-
Goodwill	65,000	65,000
Prepaid Rent	141,740	-
Security Deposits	147,875	10,560
Total Other Assets	368,841	75,560
TOTAL ASSETS	$ 1,736,223	$ 1,271,163
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 514,452	$ 144,826
Advanced Placement Fee	24,085	-
Accrued Expenses	253,245	476,044
Miscellaneous Payable	10,996	4,154
Total Current Liabilities	802,778	625,024
Equity		
Members' Equity	646,139	859,391
Distributions	(473,200)	(1,921,640)
Capital Contribution	230,275	-
Net Income	530,231	1,708,388
Total Equity	933,445	646,139
TOTAL LIABILITIES & EQUITY	$ 1,736,223	$ 1,271,163

The accompanying notes are an integral part of these financial statements.

NAVPOINT, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009
Ordinary Income/Expense		
Income		
Commission	$5,951,211	$9,833,854
Solicitation Fees	5,875	82,745
Total Income	5,957,086	9,916,599
Total Expenses	(5,525,808)	(8,214,544)
Net Ordinary Income	431,278	1,702,055
Other Income	95,985	0
Interest Income	10,771	6,333
Other Expenses	(7,803)	-
Net Income	$ 530,231	$1,708,388

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

NAVPOINT, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

Balance at January 1, 2009	**$ 859,391**
Net Income	**1,708,388**
Additions	**0**
Distributions	**(1,921,640)**
Balance at December 31, 2009	**$ 646,139**

Balance at January 1, 2010	**$ 646,139**
Net Income	**530,231**
Additions	**230,275**
Distributions	**(473,200)**
Balance at December 31, 2010	**$ 933,445**

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

NAVPOINT, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2010	2009
OPERATING ACTIVITIES		
Net Income	$ 530,231	$ 1,708,388
Adjustments to reconcile Net Income To net cash provided by operations:		
Depreciation and Amortization	1,293	27,573
Accounts Receivable	172,968	182,307
Prepaid Expenses	(110,711)	-
Other Receivables	18,207	(55,470)
Retainer Deposit	(25,000)	-
Miscellaneous Payable	6,842	(3,504)
Advanced Placement Fee	24,085	-
Accounts Payable	369,626	47,727
Accrued Expense	(222,799)	(2,862)
Net cash provided by Operating Activities	764,742	1,904,159
INVESTING ACTIVITIES		
Fixed Assets	(2,437)	-
Clearing Deposits	(260,625)	(55,855)
Leasehold Improvements	(15,519)	-
Prepaid Rent	(141,740)	-
Security Deposits	(137,315)	-
Net cash used in Investing Activities	(557,636)	(55,855)
FINANCING ACTIVITIES		
Capital Contribution	230,275	-
Distributions	(473,200)	(1,921,640)
Net cash used in Financing Activities	(242,925)	(1,921,640)
Net cash increase for period	(35,819)	(73,336)
Cash at beginning of period	$ 49,847	$ 123,183
Cash at end of period	$ 14,028	$ 49,847

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

NAVPOINT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31,

	2010	2009
Net Capital		
Total owner's equity	$ 933,445	$ 646,139
Receivables not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	(37,263)	(55,470)
Other Assets not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	(528,648)	(107,830)
Net capital as adjusted	$ 367,534	$ 482,839
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Miscellaneous Payable	10,996	4,154
Accounts Payable and Accrued Expenses	791,782	620,870
Total Aggregate indebtedness	802,778	625,024
Computation of basic net capital requirement		
Minimum net capital required (Note 4):	53,518	41,668
Excess net capital	314,016	441,171
Ratio: Aggregate indebtedness to net capital	2.56 to 1	1.29 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as December 31, 2010 and 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 102,619	$ 438,155
Audit adjustments to record:		
Reversal of outstanding checks	58,594	-
Security deposits adjustments	(76,513)	(21,171)
Interest Adjustment of Clearing deposits	10,625	5,855
Adjustment of Income Accrual	-	60,000
Administrative Fee Adjustment	41,910	-
Assumption of Clearing Deposit	250,000	-
Additional December Receivable	77,846	-
Additional Accrued Expenses	(97,547)	-
Net capital per above	$ 367,534	$ 482,839

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

NAVPOINT, LLC (the Company), formerly known as "Blue Trading, LLC" and "Blue Trading, Inc." is a broker-dealer registered in 31 states, including New York, New Jersey and Connecticut with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) located at 257 Park Avenue South, 5th Floor, New York, New York. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of trading sales and investment banking. The Company has a clearing agreement with Goldman Sachs Execution & Clearing, L.P. and Pershing LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On June 14, 2006 BLUE TRADING, LLC purchased 1,000 shares of Wright Brothers & Co., Inc., (also known as Blue Trading, Inc.) a Connecticut corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. (NASD), and registered as broker-dealer with the states of New York and Connecticut.

On December 27, 2006, Blue Trading, Inc., a Connecticut corporation (formerly known as "Wright Brothers & Co., Inc."), agreed to merge with and into BLUE TRADING, LLC, and the separate existence of Blue Trading, Inc. ceased. The merger was consummated for the purpose of reorganizing Blue Trading Inc. in New York as a limited liability company. The merger was permitted by the laws of the jurisdictions of formation and incorporation of BLUE TRADING, LLC and Blue Trading, Inc., respectively. The financial statements include the accounts of the Company and Blue Trading, Inc.

a. **Commission Income.** Commission income is received monthly, but recognized as securities transactions occur.
b. **Commission Expenses**. Commission expenses are recorded as securities transactions occur.
c. **Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.
d. **Statement of Cash Flows.** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.
e. **Income Taxes.** The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.
f. **Depreciation.** Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

g. **Goodwill.** Under US GAAP and in accordance with the provisions of SFAS 142, goodwill is no longer amortized, but reviewed annually for the impairment.

3. OPERATING LEASE

On 2/1/10, the Company leased approximately 780 rentable square feet located on the fifteenth (15th) floor at 70 East 55th Street, New York, NY 10022.The commencement date of the lease is February 2, 2010 and the expiration date of the lease is December 31, 2011. The rent is Forty Thousand Nine Hundred Fifty Dollars ($40,950.00) per annum payable in equal monthly installments, on the first day of each month. The majority of the NavPoint employees were temporarily relocated to 250 Park Avenue South, New York, NY 10010, which are the offices of Madison Trading, LLC. The company intends on exercising its option to give notice on March 31, 2011 to terminate the lease 90 days later.

On 9/2/10, the Company leased approximately 1,813 rentable square feet located on the first floor at 156 Green Street, Doylestown, PA 18901. The commencement date of the lease is September 1, 2010 and the expiration date of the lease is August 31, 2012. The rent is Twenty Four Thousand Dollars ($24,000.00) per annum payable in equal monthly installments, on the first day of each month.

On 11/30/10, the Company leased approximately 5,835 rentable square feet located on the seventeenth (17th) floor at 70 East 55th Street, New York, NY 10022.The commencement date of the lease is December 1, 2010 and the expiration date of the lease is March 31, 2014. The rent is Two Hundred Ninety One Thousand Seven Hundred Fifty Dollars ($291,750.00) per annum payable in equal monthly installments, on the first day of each month.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of minimum amount of $5,000 or 6 2/3-percent of aggregate indebtedness. At December 31, 2010, the Company had net capital of $367,534 which was $314,016 in excess of the 6 2/3-percent of aggregate indebtedness. At December 31, 2009, the Company had net capital of $482,839 which is $441,171 in excess of the 6 2/3-percent of aggregate indebtedness.

5. REGULATORY INQUIRY

In the course of doing business the company is subject to regulatory oversight and an inquiry has been received. Legal counsel and management believe that the matter will be settled and/or closed without any formal action being taken.

DiSiena
CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members of
NAVPOINT, LLC

In planning and performing our audit of the financial statements of NAVPOINT, LLC (the Company), for the years ended December 31, 2010 and 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as-required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17 a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

DiSiena CPAs, LLP 450 Seventh Avenue, Suite 801 New York, NY 10123 Tel. 212-736-4900 Fax 212-736-4999 www.disienacpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiSiena CPAs, LLP

DiSiena CPAs, LLP
New York, New York
February 11, 2011